UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

UpHealth, Inc.

(Name of Company)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

91532B101

(CUSIP Number)

Jeffery R. Bray

2083 Walker Lane

Holladay, UT 84117

With copy to:

Kate L. Bechen

Dykema Gossett PLLC

111 E. Kilbourn Ave., Suite 1050

Milwaukee, WI 53202

(414) 488-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Jeffery R. Bray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,039,178
	8	SHARED VOTING POWER 67,398,629
	9	SOLE DISPOSITIVE POWER 5,039,178
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,437,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.33%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Alexandra Bray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 475,504
	9	SOLE DISPOSITIVE POWER 475,504
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Jeffery R. Bray, Custodian, Samantha Josephine Bray UTMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 475,504
	9	SOLE DISPOSITIVE POWER 475,504
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Jeffery R. Bray, Custodian, Anais Alexandra Bray UTMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 475,504
	9	SOLE DISPOSITIVE POWER 475,504
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS John Parsons, Trustee of The Anais Bray Protective Irrevocable Trust, The Bray Descendants Trust and The Samantha Bray Protective Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,478,997
	9	SOLE DISPOSITIVE POWER 6,478,997
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,478,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS The Anais Bray Protective Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,699,582
	9	SOLE DISPOSITIVE POWER 2,699,582
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,699,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS The Bray Descendants Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,079,833
	9	SOLE DISPOSITIVE POWER 1,079,833
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,079,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS The Samantha Bray Protective Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,699,582
	9	SOLE DISPOSITIVE POWER 2,699,582
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,699,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Jacque Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,403,804
	9	SOLE DISPOSITIVE POWER 1,403,804
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Alfonso Gatmaitan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,183,460
	9	SOLE DISPOSITIVE POWER 1,183,460
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,183,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Azfar M. Malik, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 962,458
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 962,458
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS AM Physicians LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 962,458
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 962,458
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

(Amendment No. 3)

The following constitutes Amendment No. 3 to the Schedule 13D filed by the Reporting Persons. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein:

Item 4.	Purpose of Transaction.

Item 4 of the Reporting Persons’ Schedule 13D, as amended, is hereby further amended by adding the following:

Subsequent to the Delaware Court granting a motion for preliminary injunction filed by Mr. Bray and Dr. Kathuria (the “Plaintiffs”) in the previously described UpHealth, Inc. litigation (the “Injunction Order”), thereby enjoining the 2022 Annual Meeting as of that time, the parties to the litigation filed additional pleadings with the Court in relation to the facts and allegations at issue as stated in those filings.

On August 1, 2022, the Plaintiffs and Defendants filed a Stipulation And [Proposed] Order Dismissing All Claims With Prejudice And Without Costs Or Attorney’s Fees (the “Stipulation and Order”), and on August 2, 2022, the Court granted and entered the Stipulation and Order. A copy of that Stipulation and Order, as granted and filed by the Court, is included in Item 7 as Exhibit 99.5 and is incorporated by reference as if fully restated here.

Pursuant to the Stipulation and Order, the Plaintiffs and Defendants agreed to the following findings of fact:

(1)

The Board of Directors of UpHealth (the “Board”): (i) has accepted the resignation of Moshe Bar-Siman-Tov as a director, (ii) has appointed CEO Samuel Meckey as a Class I director to fill the vacancy created by Mr. Bar-Siman-Tov, (iii) has approved a process using the independent firm of Heidrick & Struggles (“H&S”) to identify director candidates for appointment to the Board as Class I directors to fill the vacancies that will result from the proposed resignations of Neil Miotto and Jerome Ringo (such two individuals, upon such appointment, together with Mr. Meckey, shall constitute the “New Class I Directors”), and (iv) will approve the nomination of the New Class I Directors for election to the Board as Class I directors at the 2022 Annual Meeting, with such slate consisting of the New Class I Directors to supersede and replace the slate previously nominated by the Board in the Company’s proxy statement filed with the U.S. Securities and Exchange Commission on May 31, 2022 that was comprised of Neil Miotto, Raluca Dinu, and Agnes Rey-Giraud.

(2)

Plaintiffs, including Plaintiff Jeffery Bray who holds an irrevocable proxy to vote all of the shares of common stock beneficially owned by the parties to the Voting Agreement, (i) agree to vote in favor of the New Class I Directors for election at the 2022 Annual Meeting, (ii) otherwise agree not to nominate a competing slate of directors at the 2022 Annual Meeting, support any other director candidates at the 2022 Annual Meeting, and/or block quorum at the 2022 Annual Meeting, and (iii) agree that the nomination window for the 2022 Annual Meeting is closed.

Pursuant to the Stipulation and Order, the Court ordered the following:

(1)

The Board shall appoint the New Class I Directors to the Board, to the extent that they are not yet appointed to the Board, nominate the New Class I Directors for election at the 2022 Annual Meeting, and otherwise shall not reclassify any existing director for election at the 2022 Annual Meeting.

(2)

Plaintiffs, including Mr. Bray who holds an irrevocable proxy to vote all of the shares of common stock beneficially owned by the parties to the Voting Agreement, shall vote in favor of the New Class I Directors for election at the 2022 Annual Meeting, and otherwise shall not nominate a slate of directors at the 2022 Annual Meeting, support any director nominees other than the New Class I Directors, and/or block quorum at the 2022 Annual Meeting.

(3)

All claims, counterclaims, and third-party claims are dismissed with prejudice and without costs or attorneys’ fees of any kind, and the Injunction Order of June 24, 2022 shall be lifted upon entry of the Stipulation and Order.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.5:	Stipulation And Order Dismissing All Claims With Prejudice And Without Costs Or Attorney’s Fees.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2022

JEFFERY R. BRAY

/s/ Jeffery R. Bray

AM PHYSICIANS LLC

/s/ Azfar Malik, M.D.
Name: Azfar Malik, M.D.
Title: President

ALEXANDRA BRAY

/s/ Jeffery R. Bray
By: Jeffery R. Bray
As Attorney-In-Fact for Alexandra Bray

JEFFERY R. BRAY CUSTODIAN SAMANTHA JOSEPHINE BRAY UTMA

/s/ Jeffery R. Bray
Name: Jeffery R. Bray
Title: Custodian

JEFFERY R. BRAY CUSTODIAN ANAIS ALEXANDRA BRAY UTMA

/s/ Jeffery R. Bray
Name: Jeffery R. Bray
Title: Custodian

JACQUE BUTLER

/s/ John Parsons
By: John Parsons
As Attorney-In-Fact for Jacque Butler

ALFONSO GATMAITAN

/s/ Alfonso Gatmaitan

THE ANAIS BRAY PROTECTIVE IRREVOCABLE TRUST

/s/ John Parsons
Name: John Parsons
Title: Trustee

THE SAMANTHA BRAY PROTECTIVE IRREVOCABLE TRUST

/s/ John Parsons
Name: John Parsons
Title: Trustee

THE BRAY DESCENDANTS TRUST

/s/ John Parsons
Name: John Parsons
Title: Trustee